UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of April 2025.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F:_X_ Form 40-F

FISCALIA NACIONAL ECONOMICA REFERS TO PARTNERSHIP AGREEMENT BETWEEN SQM AND CODELCO

Santiago, Chile, April 24, 2025 – Sociedad Química y Minera de Chile S.A. (“SQM” or the “Company”) (NYSE: SQM; Santiago Stock Exchange: SQM-A, SQM-B) informs that on the evening of April 23, 2025, the Chilean Antitrust Authority (in Chile named Fiscalia Nacional Económica or “FNE”) approved Phase 1 of the public-private partnership agreement between Codelco and SQM, subject to compliance with certain mitigation measures.

The FNE's investigation focused on the production and marketing of lithium. In this context, the FNE ruled out various risks; however, it warned that the implementation of the Partnership would entail the creation of a new structural link between current and future players in the lithium industry. In response, measures standard for this type of transaction were agreed upon, such as information management protocols and the configuration of the Partnership's corporate governance.

This approval is a very important step for the future implementation of the Partnership and adds to those already issued by the antitrust authorities of Brazil, South Korea, Japan, Saudi Arabia, and the European Union.

The FNE's report and approval resolution, along with the mitigation measures, will be available on the FNE and Company websites once the respective public versions have been prepared.

About SQM
SQM is a global company that is listed on the New York Stock Exchange and the Santiago Stock Exchange (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A). SQM develops and produces diverse products for several industries essential for human progress, such as health, nutrition, renewable energy and technology through innovation and technological development. We aim to maintain our leading world position in the lithium, potassium nitrate, iodine and thermo-solar salts markets.

For further information, contact:

Gerardo Illanes / gerardo.illanes@sqm.com
Isabel Bendeck / isabel.bendeck@sqm.com

For media inquiries, contact:

SQM Lithium Chile Division: Maria Ignacia Lopez / ignacia.lopez@sqm.com
SQM Iodine – Plant Nutrition Division: Carolina Guzman / carolina.guzman@sqm.com
SQM International Liithium Division: Kathryn Ogilvie / Kathryn.Ogilvie@sqm.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)
Date: April 24, 2025	/s/ Gerardo Illanes
By: Gerardo Illanes
CFO